EXHIBIT 99.1
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ABITIBI CONSOLIDATED


                                                                    NEWS RELEASE
                                                                         A (TSX)
                                                                      ABY (NYSE)


                   ABITIBI-CONSOLIDATED TO DIVEST PANASIA AND
                      REDUCE DEBT BY MORE THAN C$1 BILLION
                Continued strategic focus on maximizing cash flow
                         from North American asset base

MONTREAL, SEPTEMBER 7, 2005 - Abitibi-Consolidated Inc. announced today that it concluded a share purchase agreement with Norske Skog pursuant to which Abitibi-Consolidated will divest its 50% share ownership in Pan Asia Paper Company Pte Ltd. for a cash consideration of US$600 million plus a cash purchase price adjustment of up to US$30 million depending on the achievement of certain financial performance objectives in 2006. This price represents a total enterprise value of approximately US$1.85 billion for PanAsia given its current debt level and the presence of minority partners in three of its mills. The closing of the transaction is conditional upon the approval of certain elements by the Corporate Assembly as well as the shareholders of Norske Skog and competition authorities. This transaction will reduce Abitibi-Consolidated's net debt level by more than C$1 billion.

Abitibi-Consolidated initially invested US$200 million in 1999 during the creation of the original three-way partnership which formed PanAsia. When South Korean partner Hansol decided to exit in 2001, the Company invested an additional US$175 million.

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o    US$600-US$630 million in cash to Abitibi-Consolidated
o    US$300 million pro rata share of debt to be accounted for by Norske Skog
o    Total original investment of US$375 million by Abitibi-Consolidated
o    Long-term debt to be reduced by more than C$1 billion
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"The choice to divest our stake in PanAsia was the right one for the Company and for our investors," said John Weaver, President and CEO. "We are pleased with the price and consider this a very successful investment. Going forward, our much strengthened balance sheet should offer investors confidence and will give us the flexibility to ensure our core businesses remain best-in-class."

USE OF PROCEEDS
The Company plans to use the proceeds from this sale to reduce its long-term debt. This will significantly improve its balance sheet and liquidity position, as well as offer financial flexibility for the future.

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STRATEGIC FOCUS: MAXIMIZE CASH FLOW IN NORTH AMERICA
Strategically, the Company will sharpen its focus on the North American asset base, where it has the most leverage to the current pricing environment and direct access to free cash flows.

"We will concentrate on strengthening the balance sheet and improving shareholder returns," said Weaver. "We will focus on our core geography and rebalance our portfolio of assets to generate maximum cash flows."

NEWSPRINT
Abitibi-Consolidated's share of PanAsia's 2005 newsprint capacity is 705,000 tonnes. Combined with the 350,000 tonnes of permanent capacity closures announced in Q2 and slated for Q4, the new adjusted newsprint capacity will be approximately 4 million tonnes.

"We remain a market leader in North America and that provides several advantages and economies of scale. I'm confident that this business can and will get back to acceptable margin levels over the short-term," concluded Weaver.

FINANCIAL RATIOS
On a pro forma basis, following the transaction and the resulting debt reduction, the Company's net funded debt-to-total capital ratio goes from approximately 67% to 61%; its EBITDA-to-interest coverage over the last twelve months from 2.2x to 2.4x; and net funded debt-to-EBITDA for the last twelve months goes from 6.59x to 5.95x.

CONFERENCE CALL: TODAY AT 9 A.M.
A conference call hosted by management to discuss this transaction will be held today at 9 a.m. Eastern. The dial-in number is (514) 861-6560 or (800) 387-6216. The call will also be webcast at www.abitibiconsolidated.com, under the "Investor Relations" section. A slide presentation to be referenced on the call will also be made available in the same section prior to the call. Participants not able to listen to the live call can access a replay along with the slide presentation, both of which will be archived online.

Abitibi-Consolidated is a leading producer of newsprint and commercial printing papers as well as a major supplier of wood products, serving 70 countries from more than 50 operating facilities. Committed to the sustainable forest management of more than 40 million acres through third-party certification, the Company is also the world's largest recycler of newspapers and magazines, collecting and consuming the equivalent of more than five billion newspapers every year.

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CONTACTS

INVESTORS AND FINANCIAL MEDIA:             OTHER:
Lorne Gorber                               Denis Leclerc
Director, Investor Relations               Director, Public Affairs
and Financial Communications
(514) 394-2360                             (514) 394-3601
lorne_gorber@abitibiconsolidated.com       denis_leclerc@abitibiconsolidated.com


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FORWARD-LOOKING STATEMENTS
This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Company and its subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; and fluctuation in foreign exchange or interest rates. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.


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